Exhibit 99.8

CONSENT OF KEITH LASKOWSKI

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Sandstorm Gold Ltd. (the “Company”) for the year ended December 31, 2017 (collectively, the “Annual Report”), I, Keith Laskowski, MSc., consent to (i) the use of and reference to any technical report(s), or portions thereof, that was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person,” in connection with the Annual Report and any such technical report(s), and (iii) the information derived or summarized from such technical report(s) and all information of a scientific or technical nature not otherwise covered by any other named expert that is included or incorporated by reference in the Annual Report and any of the exhibits thereto, including, but not limited to, the Annual Information Form for the year ended December 31, 2017.

I also consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-215009), as amended.

Date: March 29, 2018	/s/ Keith Laskowski
	Name:	Keith Laskowski, MSc.
	Title:	Vice President Technical Services for Sandstorm Gold Ltd.